UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)*

FRIEDMAN INDUSTRIES, INCORPORATED

(Name of Issuer)

Common Stock, $1.00 Par Value

(Title of Class of Securities)

358435105

(CUSIP Number)

Jad Fakhry

Poplar Point Capital Management LLC

840 Hinckley Road, Suite 250

Burlingame, CA 94010

(650) 239-9049

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 12, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 358435105	SCHEDULE 13D	Page 2 of 7

1.	NAMES OF REPORTING PERSONS Poplar Point Capital Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7.	SOLE VOTING POWER	0
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER	323,352
EACH REPORTING	9.	SOLE DISPOSITIVE POWER	0
PERSON WITH
	10.	SHARED DISPOSITIVE POWER See Row 8 above.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 8 above.
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14.	TYPE OF REPORTING PERSON (See Instructions) IA

CUSIP No. 358435105	SCHEDULE 13D	Page 3 of 7

1.	NAMES OF REPORTING PERSONS Poplar Point Capital Partners LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7.	SOLE VOTING POWER	0
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER	323,352
EACH REPORTING	9.	SOLE DISPOSITIVE POWER	0
PERSON WITH
	10.	SHARED DISPOSITIVE POWER See Row 8 above.
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 8 above.
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14.	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 358435105	SCHEDULE 13D	Page 4 of 7

1.	NAMES OF REPORTING PERSONS Poplar Point Capital GP LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7.	SOLE VOTING POWER	0
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER	323,352
EACH REPORTING	9.	SOLE DISPOSITIVE POWER	0
PERSON WITH
	10.	SHARED DISPOSITIVE POWER See Row 8 above.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 8 above.
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14.	TYPE OF REPORTING PERSON (See Instructions) HC

CUSIP No. 358435105	SCHEDULE 13D	Page 5 of 7

1.	NAMES OF REPORTING PERSONS Jad Fakhry

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES	7.	SOLE VOTING POWER	0
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER	323,352
EACH REPORTING	9.	SOLE DISPOSITIVE POWER	0
PERSON WITH
	10.	SHARED DISPOSITIVE POWER See Row 8 above.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 8 above.
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14.	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 358435105	SCHEDULE 13D	Page 6 of 7

This voluntary amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D (the “Initial 13D”) filed on December 19, 2016 (the Initial 13D and, as amended and supplemented by this Amendment No. 1, collectively the “Schedule 13D”), by the Reporting Persons, relating to the Common Stock, $1.00 par value, of Friedman Industries, Incorporated, a Texas corporation (the "Issuer"). Capitalized terms not defined in this Amendment No. 1 shall have the meaning ascribed to them in the Initial 13D. This Amendment No. 1 constitutes an "exit filing" with respect to the Schedule 13D for the Reporting Persons.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby supplementally amended as follows:

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended and supplemented to read in its entirety as follows:

The net investment costs (including commission, if any) of the shares of Common Stock directly owned by PPCP advised by PPCM is approximately $2,028,387, including the net cost of such shares. The amounts paid were funded by working capital.

The responses to Items 4, 5 and 6 of the Schedule 13D are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and supplemented to read in its entirety as follows:

As of the date hereof, each of PPCM, PPCP, PPCGP and Mr. Fakhry may be deemed to be the beneficial owner of 323,352 shares of Common Stock (the "PPCP Shares"), representing approximately 4.8% of the outstanding shares of Common Stock, based upon the 6,799,444 shares of Common Stock outstanding as of November 14, 2016, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2016.

PPCM, as the investment advisor of PPCP, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the PPCP Shares. PPCGP, as the general partner of PPCP, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the PPCP Shares. By virtue of Mr. Fakhry's position as the manager of each of PPCM and PPCGP, Mr. Fakhry may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the PPCP Shares, and therefor Mr. Fakhry may be deemed to be the beneficial owner of the PPCP Shares.

Following is a list of the transactions by the Reporting Persons in the Common Stock of the Issuer during the past sixty days. All such transactions were purchases or sales of shares of Common Stock effected in the open market.

Transactions by PPCP:

Transaction Date	Transaction	Security	Shares Bought	Unit Cost (in U.S. Dollars)
10/26/2016	Buy	Common Stock	200	$5.20
10/27/2016	Buy	Common Stock	107	$5.20
10/31/2016	Buy	Common Stock	6,261	$5.17
12/8/2016	Buy	Common Stock	277	$6.25
12/9/2016	Buy	Common Stock	1,000	$6.38
12/30/2016	Sell	Common Stock	6,200	$6.77
1/10/2017	Sell	Common Stock	6,593	$7.19
1/11/2017	Sell	Common Stock	500	$7.20
1/12/2017	Sell	Common Stock	3,400	$7.05

CUSIP No. 358435105	SCHEDULE 13D	Page 7 of 7

The limited partners of PPCP have the right to participate in the receipt of dividends from, or proceeds from the sale of, the PPCP Shares in accordance with their respective limited partnership interests in PPCP.

On December 30, 2016, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Issuer's outstanding shares of Common Stock.

The responses to Items 3, 4 and 6 of the Schedule 13D are incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated this 13th day of January, 2017	POPLAR POINT CAPITAL MANAGEMENT LLC

	By:	/s/ Jad Fakhry
Jad Fakhry, Manager

POPLAR POINT CAPITAL PARTNERS LP

By: Poplar Point Capital GP LLC
its General Partner

	By:	/s/ Jad Fakhry
Jad Fakhry, Manager

POPLAR POINT CAPITAL GP LLC

By:	/s/ Jad Fakhry
Jad Fakhry, Manager

/s/ Jad Fakhry
JAD FAKHRY, an individual